Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

LEGION PARTNERS, L.P. I

Sale of Common Stock	(19,761,023)	$2.4006	06/09/2026

LEGION PARTNERS, L.P. II

Sale of Common Stock	(1,756,473)	$2.4006	06/09/2026

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XVI

Sale of Common Stock	(1,918,300)	$2.4006	06/09/2026